10026297

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 048962

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Waveland Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19800 MacArthur Blvd., Suite 650
(No and Street)

Irvine (City) CA (State) 92612 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steve Sunstein (949) 706-5000
(Area Code – Telephone Number)

SEC Mail Processing Section
FEB 26 2010
Washington, DC
110

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc., Certified Public Accountants
(Name – if individual, state last, first, middle name)

9221 Corbin Avenue Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Steve Sunstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Waveland Capital Partners, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Orange
Subscribed and sworn to (or affirmed) before me on this 2nd day of February, 20 10
by Steve Sunstein
proved to me on the basis of satisfactory evidence to be the person~~(s)~~ who appeared before me.

Janet A. Osborne
Notary Public

Signature

President
Title

JANET A. OSBORNE
Commission # 1736629
Notary Public - California
Orange County
My Comm. Expires Apr 3, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
Waveland Capital Partners, LLC:

We have audited the accompanying statement of financial condition of Waveland Capital Partners, LLC (the Company) as of December 31, 2009, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Waveland Capital Partners, LLC as of December 31, 2009, and the results of its income and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 24, 2010

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND

Waveland Capital Partners, LLC
Statement of Financial Condition
December 31, 2009

Assets

Cash and cash equivalents	$ 434,555
Deposit with clearing organization	50,000
Accounts receivable	144,961
Commissions receivable	381,595
Prepaid income taxes	5,790
Prepaid expenses	1,267
Securities, not readily marketable	1,299,177
Commissions advanced	88,278
Total assets	$ 2,405,623

Liabilities and Member's Equity

Liabilities	
Accounts payable and accrued expenses	$ 304,281
Commissions payable	18,755
Total liabilities	323,036
Commitments and contingencies	
Member's equity	
Member's equity	2,082,587
Total member's equity	2,082,587
Total liabilities and member's equity	$ 2,405,623

The accompanying notes are an integral part of these financial statements.

Waveland Capital Partners, LLC
Statement of Income
For the Year Ended December 31, 2009

Revenues	
Fee revenue	$ 3,483,847
Interest income	3,960
Other income	3,135
Total revenues	3,490,942
Expenses	
Employee compensation and benefits	1,150,933
Commissions	1,363,861
Communications	5,418
Occupancy and equipment rental	62,610
Selling expenses	245,375
Professional fees	92,980
Other operating expenses	261,318
Total expenses	3,182,495
Net income (loss) before income tax provision	308,447
Income tax provision	6,800
Net income (loss)	$ 301,647

The accompanying notes are an integral part of these financial statements.

Waveland Capital Partners, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2009

	Member's Equity
Balance at December 31, 2008	$ 2,930,940
Member's distributions	(1,600,000)
Member's contributions	450,000
Net income (loss)	301,647
Balance at December 31, 2009	$ 2,082,587

The accompanying notes are an integral part of these financial statements.

Waveland Capital Partners, LLC
Statement of Cash Flows
For the Year Ended December 31, 2009

Cash flow from operating activities:		
Net income (loss)		$ 301,647
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Deposit with clearing organization	$ (25,000)	
Accounts receivable	(137,564)	
Commissions receivable	979,046	
Prepaid income taxes	(5,790)	
Prepaid expenses	865	
Commissions advanced	(46,080)	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	142,837	
Commissions payable	18,688	
Income taxes payable	(11,790)	
Total adjustments		915,212
Net cash and cash equivalents provided by (used in) operating activities		1,216,859
Cash flow from investing activities:		
Purchase of securities, not readily marketable	(49,177)	
Net cash and cash equivalents provided by (used in) investing activities		(49,177)
Cash flow from financing activities:		
Capital distributions	(1,600,000)	
Proceeds from capital contributions	450,000	
Net cash and cash equivalents provided by (used in) financing activities		(1,150,000)
Net increase (decrease) in cash and cash equivalents		17,682
Cash and cash equivalents at beginning of year		416,873
Cash and cash equivalents at end of year		$ 434,555
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ -	
Income taxes	$ 24,380	

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Waveland Capital Partners, LLC ("the Company") was organized on August 8, 1995 under the name Mercer Global Securities, LLC. In September 2001 the Company was sold to United Equity Holdings, LLC who changed its name to Waveland Securities, LLC. On March 28, 2005, Waveland Securities , LLC changed its name to Waveland Capital Partners, LLC. The Company is a registered broker/dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is a wholly-owned subsidiary of Waveland Capital Group (the "Parent"), and is affiliated through common ownership to Waveland Management Group.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Fee revenues, which result from the Company providing investment advisory services for the sale of limited partnership or membership interests under private offerings, are recorded as they are earned.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Commission receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Marketing costs are expensed as incurred. For the year ended December 31, 2009, the Company charged $133,116 to selling expense for marketing.

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company maintains cash balances with a financial institution. Management performs periodic evaluations of the relative credit standing of the institution. The Company has not sustained any material credit losses from these institutions.

Certain prior year amounts have been reclassified to conform to the current year's presentation. These changes had no material impact on previously reported results of operations or member's equity.

Note 2: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with National Financial Services ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. This Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2009 was $50,000.

Note 3: INCOME TAXES

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

Note 3: INCOME TAXES (Continued)

The Company is subject to a limited liability company gross receipts tax, with a minimum franchise tax. As of December 31, 2009, the income tax provision consist of the following:

Franchise tax	$ 800
Gross receipts fee	6,000
Total income tax provision	$ 6,800

Note 4: SECURITIES, NOT READILY MARKETABLE

The securities, not readily marketable, valued at cost, consist of:

Restricted stock	$ 1,299,177

The restricted stock consists of privately-held company stock which the Company acquired in lieu of compensation and also additionally purchased investments. This stock is valued at cost as management believes that cost reflects the fair value of the stock.

For net capital purposes, these securities are classified as non-allowable assets.

On January 1, 2009, the Company adopted FASB ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices in an active market for identical assets or liabilities;

Note 4: SECURITIES, NOT READILY MARKETABLE (Continued)

Level 2 - Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable;

Level 3 - Assets and liabilities whose significant value drivers are unobservable.

Assets	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Securities, not readily marketable	$ 1,299,177	$ -	$ -	$ 1,299,177
Total	$ 1,299,177	$ -	$ -	$ 1,299,177

Liabilities	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Liabilities	$ -	$ -	$ -	$ -
Total	$ -	$ -	$ -	$ -

Effect of Level 3 Inputs on net assets or liabilities:

	Securities, not readily marketable
Balance as of December 31, 2008	$ 1,250,000
Realized gain (loss)	-
Change in unrealized gain (loss)	-
Purchase, Issuance, Settlements	49,177
Balance as of December 31, 2009	$ 1,299,177

Note 5: ACCOUNTS AND COMMISSION RECEIVABLES

The Company had outstanding accounts and commissions receivable as of December 31, 2009 of $526,555. Most of these receivables represent fees and commissions earned on investment banking and capital raising activities on behalf of newly formed companies in the medical and agricultural technology field. These clients are still in the incubation stage and have yet to become profitable enough to develop sufficient cash flow to pay the fees. Of the total due, $394,774 is over 90 days old. Management believes that these fees will be collected in full at the time these companies become profitable, or can be sold to outside investors or merger partners. Therefore no provision for uncollectibility has been established.

Note 6: RELATED PARTY TRANSACTIONS

The Company conducts certain related party transactions with the Parent, Waveland Management Group and other related entities. During the year ended December 31, 2009, the Company was charged $1,601,640 in allocated expenses by Waveland Management Group, which serves as an administrative cost center. These reimbursements are made in accordance with an expense reimbursement agreement. Included in those charges are the services, and related payroll costs, of administrative staff for the Company. Also included are rent allocation expenses totaling $31,349 for the year ended December 31, 2009. As of December 31, 2009, $254,065 of expenses were owed to Waveland Management Group and Waveland Vanguard Partners, LLC, collectively, and are included in Accounts payable and accrued expenses on the Statement of Financial Condition.

For the year ended December 31, 2009, there is also $4,523 that is owed to the Company from one of its related entities, which is included in in Accounts receivable on the accompanying Statement of Financial Condition.

For the year ended December 31, 2009, approximately sixty-one (61%) percent of fee revenues earned by the Company were related to securities transactions introduced on behalf of the Parent.

Note 7: COMMISSION ADVANCED

During the course of the year ended December 31, 2009, the Company advanced commissions earned by certain outside representatives on various private equity placements. At December 31, 2009, there were $110,196 of those advances outstanding. The Company expects to clear all but $21,918 of those advances in the next year or two through the collection of commissions due from the subject companies benefitting from the private equity funding. The amounts being written off relate to a specific venture that is unlikely to become profitable enough to generate the cash flow necessary for the Company to recoup the commissions paid out.

Note 8: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 9: COMMITMENTS AND CONTINGENCIES

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended December 31, 2009, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 10: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") issued a new professional standard in June of 2009 which resulted in a major restructuring of U.S. accounting and reporting standards. The new professional standard, issued as ASC 105 ("ASC 105"), establishes the Accounting Standards Codification ("Codification or ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact the financial statements of the Company.

For the year ending December 31, 2009, various accounting pronouncements or interpretations by the Financial Accounting Standards Board were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following Statements of Financial Accounting Standards ("SFAS") /Accounting Standards Codification ("ASC") topics for the year to determine relevance to the Company's operations:

Statement No.	Title	Effective Date
SFAS 141(R)/ ASC 805	Business Combinations	After December 15, 2008
SFAS 157/ ASC 820	Fair Value Measurements	After November 15, 2008
SFAS 161/ ASC 815	Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133	After December 15, 2008

Note 10: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

SFAS 165/ ASC 855	Subsequent Events	After June 15, 2009
SFAS 166*/ ASC 860	Accounting for Transfers of Financial Assets – an Interpretation of FASB Statement No. 140	After November 15, 2009
SFAS 167*/ ASC 810	Amendments to FASB Interpretation No. 46(R)	After November 15, 2009
SFAS 168/ ASC 105	The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement 162	After September 15, 2009

*Currently being processed for inclusion in the Codification

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 11: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2009, the Company had net capital of $166,646 which was $145,110 in excess of its required net capital of $21,536; and the Company's ratio of aggregate indebtedness ($323,036) to net capital was 1.94 to 1, which is less than the 15 to 1 maximum allowed.

Note 12: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $1,672 between the computation of net capital under net capital SEC. Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 168,318
Adjustments:		
Member's equity	$ (16,128)	
Non-allowable assets	14,971	
Haircuts & undue concentration	(515)	
Total adjustments		(1,672)
Net capital per audited statements		$ 166,646

Waveland Capital Partners, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2009

Computation of net capital		
Member's equity	$ 2,082,587	
Total member's equity		$ 2,082,587
Less: Non-allowable assets		
Accounts receivable	(144,961)	
Commissions receivable	(374,951)	
Prepaid income taxes	(5,790)	
Prepaid expenses	(1,267)	
Securities, not readily marketable	(1,299,177)	
Commissions advanced	(88,278)	
Total non-allowable assets		(1,914,424)
Net capital before haircuts		168,163
Less: Haircuts on securities		
Haircut on money markets	(1,517)	
Total haircuts on securities		(1,517)
Net Capital		166,646
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 21,536	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(21,536)
Excess net capital		$ 145,110
Ratio of aggregate indebtedness to net capital	1.94 : 1	

There was a difference of $1,672 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2009. See Note 12.

Waveland Capital Partners, LLC
Schedule II - Computation for Determining of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2009

A computation of reserve requirements is not applicable to Waveland Capital Partners, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Waveland Capital Partners, LLC
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of December 31, 2009

Information relating to possession or control requirements is not applicable to Waveland Capital Partners, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Waveland Capital Partners, LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2009

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Waveland Capital Partners, LLC:

In planning and performing our audit of the financial statements of Waveland Capital Partners, LLC (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 24, 2010

Waveland Capital Partners, LLC

Report on the SIPC Annual Assessment

Pursuant to Rule 17a-5 (e)(4)

For the Year Ended December 31, 2009

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Waveland Capital Partners, LLC

Pursuant to Rule 17a-5 (e) (4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Securities Investor Protection Corporation Assessments and Payments (Form SIPC- 7T) of Waveland Capital Partners, LLC ("the Company") for the period from April 1, 2009 to December 31, 2009. Our procedures were performed solely to assist the Company in complying with Rule 17a-5 (e) (4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursements records entries;

2. Compared amounts reported on the unaudited Form X-17A-5 for the quarter ended December 31, 2009, with the amounts reported in General Assessment Reconciliation (Form SIPC-7T);

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations in the Form SIPC-7T and in the related schedules and working papers supporting adjustments; and

5. Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed.

Because the above procedures do not constitute an examination made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above.

In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on the Form SIPC-7T were not determined in accordance with applicable instructions and forms. This report relates only to schedules referred to above and does not extend to any financial statements of Waveland Capital Partners, LLC taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 24, 2010

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND

Waveland Capital Partners, LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2009

	Amount
Total assessment	$ 5,254
SIPC-4 general assessment Payment made on January 15, 2009	(150)
SIPC-6 general assessment Payment made on December 2, 2009	(2,400)
SIPC-7T general assessment Payment made on February 17, 2010	(2,900)
Total assessment balance (overpayment carried forward)	$ (196)

Waveland Capital Partners, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2009